Exhibit 99.2

September 13, 2012

Dear Valued Shareholder of Middlefield Banc Corp.:

We are pleased to send you this prospectus describing our recently revised Dividend Reinvestment Plan. Through the Plan, you may purchase additional shares of Middlefield Banc Corp. common stock using cash dividends that you receive on your shares of common stock. You may also make optional cash payments under the Plan, which will also be invested in Middlefield Banc Corp. common stock. We reserve the right to suspend, modify, or terminate the Plan at any time.

We recently made some changes in the Dividend Reinvestment Plan. The changes include but are not limited to these:

-	we allow for partial reinvestment of cash dividends if and only if the Plan participant reinvests at least 10% of the cash dividends
-	the annual limit on the optional cash contributions that a Plan participant may make for purchases of shares under the Plan is increased to $50,000
-	a Plan participant may make optional cash contributions if and only if the participant is enrolled for full dividend reinvestment or if the participant is enrolled for partial reinvestment of at least 10% of the participant’s cash dividends
-	optional cash payments will be invested monthly
-	a Plan participant may arrange with the Plan Administrator for sale of shares held in the Plan account

The prospectus provides complete details of the Plan in simple question and answer form. We recommend that you review the description of the Plan carefully and that you retain this prospectus for future reference. If you wish to download a copy of the Plan prospectus on-line, you may do so at our web site, at www.middlefieldbank.com, or at the Plan Administrator’s web site, at www.amstock.com.

If you are already enrolled in the Plan and you do not wish to change your enrollment, you do not have to take any action. If you are not enrolled in the Plan but you wish to do so, you may enroll online or download an enrollment form at www.amstock.com. If you do not participate in the Plan, you will continue to receive checks for your dividends as they are declared and paid.

Middlefield Banc Corp. reserves the right to refuse to register or qualify its common stock or the offer or sale of the common stock in any state or jurisdiction if, in Middlefield Banc Corp.’s sole judgment, the burden or costs of registration or qualification are excessive. You will not be eligible to participate in the Plan if you reside in a state or jurisdiction in which it is unlawful for Middlefield Banc Corp. to permit your participation. The accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction or to any person in which or to whom it is unlawful to make such offer or solicitation.

Sincerely,

Thomas G. Caldwell

President & Chief Executive Officer